EXHIBIT 99.3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR
FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE
RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Platform Specialty Products Corporation
Announces Proposed Acquisition of Alent plc for Approximately $2.3 billion

–   Acquisition in line with Platform’s core strategy

–   Highly attractive business with attractive growth prospects, high cash flow margins, proven financial track record and strong customer relationships

–   Expected to yield at least $50 million in annual pre-tax cost savings1

–   Conference call to be held at 8:00 a.m. (Eastern time) on Monday, July 13, 2015; details at end of release

West Palm Beach, Florida – July 13, 2015 – Platform Specialty Products Corporation (NYSE:PAH) (“Platform”) and Alent plc (LSE:ALNT) (“Alent”) announced today the terms of a recommended offer by Platform to acquire all of the issued and outstanding shares of Alent in a cash and stock transaction for approximately $2.1 billion2. Including net debt, the total transaction value is approximately $2.3 billion.

Under the terms of the transaction, for each Alent share, Alent shareholders will receive 503 pence in cash. The transaction values Alent’s entire issued and to be issued share capital at $2,096 million (£1,351 million). This represents a premium of approximately 49% over Alent’s closing price of 337.7 pence per share as of July 10, 2015, approximately 37% over the three month volume weighted average share price of 368.2 pence, and approximately 24% over the 52-week high share price of 406.2 pence on March 12, 2015. The transaction will also include a partial share alternative under which eligible Alent shareholders can elect to receive Platform common stock in lieu of part or all of the cash consideration to which they would otherwise be entitled under the transaction (subject to pro rating in accordance with the terms of such partial share alternative).

Alent is a global supplier of specialty chemicals and engineered materials used primarily in electronics, automotive and industrial applications. Alent supplies high performance consumable products and services which create value by enabling superior end-product performance in the areas of functionality, reliability and longevity. Alent adds value to its customers' businesses by providing products and services which allow them to increase the efficiency and quality of their operations and products. Alent’s business comprises two business segments: Enthone, its Surface Chemistries business - a global supplier of electroplating chemistry to the electronics, automotive and industrial industries; and Alpha, its Assembly Materials business - a global supplier of interconnect materials, primarily into electronics applications.

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1 These estimated synergies have been made in accordance with, and reported on under, the U.K. City Code on Takeovers and Mergers by PricewaterhouseCoopers LLP and Credit Suisse. Further details of the synergies and copies of their letters are included in the 2.7 announcement published by Platform on today’s date that can be found at www.platformspecialtyproducts.com.
2 Based on the GBP/USD exchange rate of 1.5517 on July 10, 2015.

Alent is a highly attractive business with compelling growth prospects and a proven financial track record. Platform believes the transaction will allow it to combine complementary product portfolios and geographical footprints. Additionally, it will improve the geographic range and product capabilities in surface treatment, expand Platform’s product offering and provide an opportunity to unlock substantial value through the realization of material costs synergies and sales growth opportunities. Platform believes that the combined group will be able to achieve annual pre-tax cost synergies of $50 million1 which are expected to be phased in over the three years after the transaction is completed.

Martin E. Franklin, Platform’s Founder and Chairman, said, “The proposed acquisition of Alent marks a further step in the Platform strategy of building a portfolio of best-in-class 'Asset-Lite, High-Touch' businesses in the specialty chemicals industry. This business and acquisition fits well within our stated objectives, and we are compelled by the value creation the combination may generate. The creation of Platform was the catalyst that created an environment where the Alent transaction could take place. That's what Platform is all about. Alent is a terrific fit and rebalances the portfolio as we continue to build the company.”

Daniel H. Leever, Platform’s Chief Executive Officer, said, “Alent is a strong complement to Platform's founding asset MacDermid, and I am excited to see it become a part of the Platform family. We have a long history with Alent and its predecessor company, and these are assets we know well. We believe the synergy potential is significant as is our combined ability to deliver better technology and service to our customers.  Alent will far enhance the breadth, depth and overall footprint of Platform's Performance Applications segment. Alent's Enthone division represents a perfect partner as we continue to grow and build MacDermid whilst Alent's Alpha division adds several new high return positions to our portfolio. This latest acquisition further underlines the Platform 'Asset-Lite, High-Touch' thesis and the strength of our long-term growth story.”

Commenting on today’s announcement, Andrew Heath, Chief Executive of Alent, said:
“Since the successful demerger of Alent at the end of 2012, our market leading businesses have outperformed their end-markets and delivered increasing returns. Major steps have been taken to improve efficiency together with investments in facilities and R&D to support future growth. In addition, our Investment for Growth strategy announced earlier this year positions Alent to deliver long-term growth and sustainable margin improvement. The significant premium being offered by Platform recognizes the progress Alent has made, the opportunities in front of us and the overall quality of the business, whilst also presenting a clear opportunity for our shareholders to realize the full value of their investment earlier.

I said when I joined Alent that it is a strong business, at the heart of which is a tremendous technical capability that has been built up by the knowledge, passion and enthusiasm of our people around the world. The combination with Platform, drawing on the best of both that Alent and Platform have to offer, is a compelling proposition which I believe will be better able to serve customers and provide even greater opportunities for our employees. Our Board is unanimous in its recommendation of the proposed Transaction.”

Alent will not pay an interim dividend for the six months ended June 30, 2015.  Platform has agreed that the Alent Directors will be entitled to recommend to Alent shareholders (if they see fit), and the Alent shareholders will be entitled to resolve and be paid by Alent, a final dividend in respect of the full-year ending December 31, 2015 without any reduction in the transaction price payable by Platform, provided that:
•	the amount of such dividend is not more than 6.45 pence per Alent share;
•	the relevant annual general meeting shall not be held prior to May 1, 2016;
•	the payment date for such dividend shall be set no earlier than June 1, 2016; and
•	the resolution at the relevant annual meeting in respect of such dividend shall provide that the dividend shall be payable on the relevant payment date only if the transaction has not completed by that date, such permissible dividend being the “2015 Final Dividend”.

If any dividend or other distribution is authorized, declared, made or paid in respect of the Alent shares prior to the date on which the transaction completes, other than the 2015 Final Dividend, or in excess of the 2015 Final Dividend, Platform reserves the right to reduce the transaction price by the amount of all or part of any such excess in the case of the 2015 Final Dividend, or otherwise by the amount of all or part of any such dividend or other distribution.

The transaction will be implemented by way of a court-sanctioned scheme of arrangement under the U.K. Companies Act 2006. Both companies’ boards of directors unanimously support the transaction, which is expected to close in late 2015 or early 2016 after the satisfaction of the applicable closing conditions, including Alent shareholder approval and regulatory approvals in certain jurisdictions. Following closing of the transaction, Platform will remain a New York Stock Exchange listed company domiciled in the United States.

Credit Suisse is acting as financial adviser and is providing committed financing to Platform, with Slaughter and May acting as lead U.K. legal adviser and Paul, Weiss, Rifkind, Wharton & Garrison LLP acting as U.S. legal adviser.

Conference Call Information
Platform will host a webcast/dial-in conference call to discuss the transaction at 8:00 a.m. Eastern Time on Monday, July 13, 2015. Participants on the call will include Daniel H. Leever, Chief Executive Officer, and Benjamin Gliklich, Vice President, Corporate Development, Finance and Investor Relations.

To listen to the call by telephone, please dial +1 (855) 357-3116 (U.S.), +44 (0) 20 3107 0289 (U.K.), or +1 (484) 365-2867 (international) and provide the Conference ID: 84187721. Supplemental slides will be available for download at http://ir.platformspecialtyproducts.com/.

About Alent

Alent is a leading global supplier of advanced surface treatment plating chemicals and electronics assembly materials. Its principal end-market is global electronics production which accounts for approximately three-quarters of net sales value with the automotive and industrial end-markets comprising the balance.

About Platform

Platform is a global, diversified producer of high-technology specialty chemicals and provider of technical services. The business involves the formulation of a broad range of solutions-oriented specialty chemicals, which are sold into multiple industries, including agrochemical, animal health, electronics, graphic arts, plating, and offshore oil production and drilling. More information on Platform is available at www.platformspecialtyproducts.com.

IMPORTANT NOTICES
Credit Suisse Securities (Europe) Limited (“Credit Suisse”), which is authorized and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Platform and the acquisition company and no one else in connection with the matters described in this press release, and will not be responsible for anyone other than Platform and the acquisition company for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to the matters referred to in this press release. Neither Credit Suisse nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Credit Suisse in connection with this press release, any statement contained herein or otherwise.

Further Information
This press release is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the transaction or otherwise.  The transaction will be implemented solely pursuant to the terms of a scheme document, which will contain the full terms and conditions of the transaction, including details of how Alent shareholders vote in respect of the transaction.  Any vote or other action in respect of the transaction by Alent shareholders should be made only on the basis of the information in the scheme document.

Forward-Looking Statements
This press release contains forward-looking statements, including, but not limited to, statements regarding Platform's ability to close the proposed acquisition of Alent, and to successfully integrate and obtain the anticipated results and synergies from its consummated and future acquisitions. Actual results could differ from those projected in any forward-looking statements due to numerous factors, including, among others, market and other general economic conditions and Platform's perception of future availability of equity or debt financing needed to fund its growing business. These forward-looking statements are made as of the date of this press release and are based on management's estimates and assumptions with respect to future events and financial performance. Platform assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ from those projected in such forward-looking statements. A discussion of factors that could cause results to vary is included in Platform's periodic and other reports filed with the Securities and Exchange Commission (the “SEC”), including under the heading "Risk Factors" in Platform's annual report on Form 10-K for the fiscal year ended December 31, 2014.
Important Additional Information
The shares of common stock of Platform to be issued under the transaction (“New Platform Shares”) have not been and are not expected to be registered under the Securities Act of 1933, as amended (the “Act”) or under the securities laws of any state or other jurisdiction of the United States. It is expected that the New Platform Shares will be issued in reliance upon an exemption from the registration requirements of the Act, set forth in Section 3(a)(10) thereof. Alent shareholders (whether or not U.S. persons) who are or will be affiliates (within the meaning of the Act) of Platform or Alent prior to, or of Platform after, the effective date will be subject to certain US transfer restrictions relating to the New Platform Shares received pursuant to the scheme of arrangement.
Platform reserves the right, subject to the prior consent of the U.K. Panel on Takeovers and Mergers and the terms of the Co-operation Agreement, to elect to implement the transaction by way of a takeover offer (as such term is defined in the U.K. Companies Act 2006).  Any securities to be issued in connection with such transaction may be issued in reliance on an exemption from the registration requirements of, or, alternatively, registered under, the Act.  If, in the future, Platform exercises its right to implement the transaction by way of a takeover offer in which New Platform Shares are to be issued in a manner that is not exempt from the registration requirements of the Act, Platform will file a registration statement with the SEC that will contain a prospectus with respect to the issuance of New Platform Shares. In this event, shareholders of Alent are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, and such documents will be available free of charge at the SEC’s website at http://www.sec.gov or by contacting Platform’s Investor Relations department in writing at 1450 Centrepark Boulevard, Suite 210, West Palm Beach, Florida 33401.
None of the securities referred to in this press release have been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this press release. Any representation to the contrary is a criminal offence in the United States.
No profit forecast or estimates
No statement contained herein (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement contained herein should be interpreted to mean that earnings per Platform’s share for the current or future financial years would necessarily match or exceed the historical published earnings per Platform’s share.
CONTACTS:

For Investors:

Benjamin Gliklich
Vice President, Corporate Development,
Finance and Investor Relations
Platform Specialty Products Corporation
1-561-406-8465

For Media:

Liz Cohen
Weber Shandwick
1-212-445-8044

Kelly Gawlik
Weber Shandwick
1-212-445-8368

Tom Jenkins
Weber Shandwick
+44 (0) 20 7067 0810